SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from original previously issued in Portuguese)

Individual and consolidated

Interim Financial Information

for the quarter ended March 31, 2018

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2018

with review report of independent auditors

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

March 31, 2018

Contents

Management report	01
Comments on business projection trends	06
Report of the Statutory Audit Committee (CAE)	07
Declaration of the officers on the interim financial information	08
Declaration of the officers on the independent auditors review report on the interim financial
information	09
Report on the review of interim financial information	10

Statements of financial position	12
Statements of income	14
Statements of comprehensive income	15
Statements of changes in equity	16
Statements of cash flows	18
Statements of value added	20
Notes to the interim financial information	21

Management report

We are proud of the continuing improvement in our results, which we believe is proof that our strategy of offering a differentiated, high quality product while relentlessly focusing on cost efficiency, is bearing fruit. We remain focused on offering the best experience in air transportation, providing punctual, exclusive services to our customers on new, modern aircraft that connect our main markets with the most convenient schedules. Our entertainment platform is the most complete and modern in Latin America with live on-board television and on-demand internet. The fleet has been retrofitted with eco-leather seats, and on-board Wi-Fi. We also offer our customers selfie check-in, GOL+Conforto seats, and an expanded menu of on-board products, while maintaining low-fare leadership.

We maintained our on-time leadership in Brazil for the 20th consecutive quarter (according to Infraero) in 1Q18: 93.7% of GOL’s flights (over 64,000 in the quarter) took off on schedule.

We expect to continually drive our efficiency and technology advantages this year, and we look forward to incorporating the new Boeing 737 MAX 8s in the second half of 2018. With a range of up to 6,500 km, the new 737 MAX 8 aircraft will allow GOL to offer non-stop flights from Brazil to anywhere in Latin America, as well as to our recently announced destinations in Florida.

In January, GOL began the sale of tickets to Miami and Orlando, its first destinations in the United States. The new service will be flown by our new Boeing 737 MAX 8 aircraft, and will start on November 4th of this year, with departures from Brasília and Fortaleza; these cities were chosen for their privileged geographic locations and connectivity with other GOL markets. Customers will have at their disposal all the convenience and comfort already offered on the Company's flights, including in-flight internet and entertainment, leather seats with ample leg room, and free on-board drinks and meals.

GOL was the lowest operating cost airline in the region for the 17th consecutive year, a result of our simplified, standardized fleet (lower crew costs, intelligent spare parts management and best-in-class maintenance), and our lean and productive operations with reduced fixed costs. In 1Q18, aircraft utilization was 12.9 block hours per day (a 5.2% increase over 1Q17), and our load factor increased by 0.8 pp, reaching 80.4%. Our operating efficiency and cost advantage support our position as the #1 airline in Brazil,

We continued to effectively protect the company’s margins by managing capacity, yields and hedging. In the 1Q18 compared to 4Q17 the average price of jet fuel increased by 7.4% and we increased domestic capacity by 0.8%, increased PRASK by 11.5%, and realized R$19 million of positive results through fuel hedging.

We continue to reduce our cost of financing and improve our liquidity and leverage profile. On January 30, 2018, GOL subsidiary GOL Finance priced an additional issue (re-tap offering) in the amount of US$150 million of our Senior Notes due in 2025, with a coupon of 7.0% per year. In addition, we partially acquired our Senior Notes due 2020 (through a tender offer), and paid out the redemption of our Senior Notes due 2018, 2020, 2021 e 2028. As of March 31, 2018, our net debt (ex-perpetual bonds) to LTM EBITDA ratio improved to 2.5x, and our total liquidity was R$3.1 billion.

Operational and Financial Indicators

Traffic data – GOL (in millions)	1Q18	1Q17	% Var.
RPK GOL – Total	9,989	9,561	4.5%
RPK GOL – Domestic	8,694	8,507	2.2%
RPK GOL – International	1,295	1,055	22.8%
ASK GOL – Total	12,421	12,019	3.3%
ASK GOL – Domestic	10,780	10,690	0.8%
ASK GOL – International	1,641	1,329	23.5%
GOL Load Factor – Total	80.4%	79.6%	0.8 p.p
GOL Load Factor – Domestic	80.7%	79.6%	1.1 p.p
GOL Load Factor – International	78.9%	79.4%	-0.5 p.p
Operating data	1Q18	1Q17	% Var.
Average Fare (R$)	334.72	295.88	13.1%
Revenue Passengers - Pax on board ('000)	8,362	8,210	1.8%
Aircraft Utilization (block hours/day)[5]	12.9	12.3	5.2%
Departures	64,545	64,100	0.7%
Total Seats (‘000)	10,816	10,734	0.8%
Average Stage Length (km)	1,142	1,102	3.6%
Fuel Consumption (mm liters)	364	353	3.2%
Full-time Employees (at period end)	15,043	15,051	-0.1%
Average Operating Fleet[6]	111	111	-0.4%
On-time Departures	93.7%	94.6%	-0.9 p.p
Flight Completion	97.8%	98.8%	-1.0 p.p
Passenger Complaints (per 1000 pax)	1.92	1.43	34.2%
Lost Baggage (per 1000 pax)	2.04	2.17	-6.2%
Financial data	1Q18	1Q17	% Var.
Net YIELD (R$ cents)	28.02	25.41	10.3%
Net PRASK (R$ cents)	22.53	20.21	11.5%
Net RASK (R$ cents)	23.87	21.57	10.7%
CASK (R$ cents)[4]	19.80	19.44	1.9%
CASK ex-fuel (R$ cents)[4]	12.69	13.32	-4.8%
CASK ex-fuel and net gains on aircraft (R$ cents)	13.35	13.32	0.2%
Breakeven Load Factor	66.7%	71.7%	-5.0 p.p
Average Exchange Rate [1]	3.2433	3.1451	3.1%
End of period Exchange Rate [1]	3.3238	3.1684	4.9%
WTI (avg. per barrel. US$) [2]	62.89	51.78	21.5%
Price per liter Fuel (R$) [3]	2.43	2.08	16.5%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.50	0.40	25.9%

1. Source: Brazil’s Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Including results on the return of aircraft under finance lease contracts, sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; 5. and 6. Average operating fleet excluding sub-leased aircraft and those under MRO. * 1Q17 results have been restated based on IFRS 15. Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 0.8% in 1Q18 over 1Q17. Demand increased by 2.2% in 1Q18, and load factor reached 80.7%, an increase of 1.1 p.p. when compared to 1Q17.

GOL transported 7.7 million domestic passengers in the quarter, representing an increase of 0.9% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply increased by 23.5% in the quarter compared to 1Q17. International demand increased 22.8% in 1Q18 when compared to 1Q17. International load factor in 1Q18 was 78.9%, decreasing 0.5 p.p. over 1Q17. During the quarter, GOL transported 0.6 million passengers in the international market, an increase of 16.4% when compared to the first quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 64,500, an increase of 0.7% in 1Q18 over 1Q17. The total number of seats available to the market was 10.8 million in the first quarter of 2018, an increase of 0.8% over the same period of 2017.

PRASK, Yield and RASK

Net PRASK increased by 11.5% in the quarter when compared to 1Q17, reaching 22.53 cents (R$), driven by a growth in net passenger revenue of 15.2% in the quarter. GOL’s Net RASK was 23.87 cents (R$) in 1Q18, an increase of 10.7% over 1Q17. Net yield increased by 10.3% in 1Q18 compared to 1Q17, reaching 28.02 cents (R$), driven by a 13.1% increase in GOL’s average fare.

Total Fleet

Final	1Q18	1Q17	Var.	4Q17	Var.
Boeing 737-NGs	118	124	-6	119	-1
737-800 NG	92	96	-4	92	0
737-700 NG	26	28	-2	27	-1
By rental type	1Q18	1Q17	Var.	4Q17	Var.
Financial Leasing (737-NG)	29	31	-2	31	-2
Operating Leasing (373-NG)	89	93	-4	88	1

At the end of 1Q18, GOL’s total fleet was 118 Boeing 737-NG aircraft, with 117 aircraft in operation and one aircraft was sub-leased to another airline. At the end of March 2017, of a total of 124 Boeing 737-NG aircraft, GOL was operating 116 aircraft on routes. Of the eight remaining aircraft, four were in the process of being returned to lessors and four were sub-leased to other airlines.

GOL has 89 aircraft under operating leasing arrangements and 29 aircraft under financial lease structures. 29 aircraft in the fleet have a purchase option at the end of their lease contracts.

The average age of the fleet was 9.5 years at the end of 1Q18. The Company has 120 firm Boeing 737 MAX 8 acquisition orders, allowing for complete fleet renewal by 2028. The first Boeing 737 MAX 8 aircraft is expected to be received by the Company in July 2018.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	121	124	128
Aircraft Commitments (R$ million)*	-	1,122.9	4,559.9	39,622.9	45,305.7
Pre-Delivery Payments (R$ million)	243.0	542.0	683.9	5,150.0	6,618.9

* Considers aircraft list price

The Company maintains standards of excellence in its maintenance procedures, both with regards to its equipment and in the provision of services to other operators and to its partner Delta. This is supported through certifications by regulatory agencies including ANAC (Brazil’s National Civil Aviation Agency), the US FAA (Federal Aviation Administration), and recently EASA (European Aviation Safety Agency), the aeronautical regulator of the European community. These certifications ratify the high standard in aircraft and component maintenance services that reaffirm GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest airline group. GOLis Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 66 destinations, 55 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOGis a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Comments on business projection trends

The Company’s outlook is as follows:

Financial Outlook (Consolidated, IFRS)	2018E		2019E3
	Previous	Revised
Total fleet (average)	118	117	122 to 124
ASKs, System (% change)	1 to 3	1 to 2	5 to 10
- Domestic	0 to 3	0 to 2	1 to 3
- International	7 to 10	6 to 8	30 to 40
Seats, System (% change)	1 to 3	0 to 2	3 to 5
Departures, System (% change)	1 to 3	0 to 2	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81
Cargo and other revenues (R$ billion)	~ 1.6	~ 1.2[4]	~ 1.6[4]
Total net revenues (R$ billion)	~ 11	~ 11	~ 12
Non-fuel CASK (R$ cents)	~ 15	~ 14	~ 15
Fuel liters consumed (mm)	~ 1,400	~ 1,380	~ 1,440
Fuel price (R$ / liter)	~ 2.2	~ 2.5	~ 2.6
Aircraft rent (R$mm)	~ 950	~ 960	~ 1,000
EBITDA margin (%)	~ 16	~ 16	~ 18
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13
Net financial expense (R$ mm)	-	~ 650	~ 500
Effective income tax rate (%)	~ 0	~ 5	~ 0
Capital expenditures¹ (R$mm)	~ 600	~ 700	~ 600
Net Debt¹ / EBITDA (x)	~ 3.0x	~ 2.8x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	348.4	348.4
Earnings per share – fully diluted²(R$)	1.20 to 1.40	0.90 to 1.10	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.9	174.2	174.2
Earnings per ADS – fully diluted² (US$)	0.75 to 0.90	0.50 to 0.65	1.00 to 1.50

(1) Excluding perpetual bonds;      (2) After participation of minority interest in Smiles S.A.    (3) 2019 does not consider IFRS 16;     (4) 2018 and 2019 consider IFRS 15

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the quarter ended March 31, 2018. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the quarter, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, May 8, 2018.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the interim financial information for the quarter ended March 31, 2018.

São Paulo, May 8, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditor’s review on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusions expressed in the review report of independent auditors on the review of interim financial information for the quarter ended March 31, 2018.

São Paulo, May 8, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Report on the review of interim financial information

(A free translation from the original in Portuguese into English)

To

The Shareholders, Board of Directors and Officers

GOL Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of GOL Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended March 31, 2018, which comprises the balance sheet as at March 31, 2018 and the related income statement,  statement of comprehensive income for the quarter,  the statement of changes in equity and statement of cash flows for the three-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information, consistently with the standards issued by the Brazilian Securities Commission (CVM).

Emphasis

Restatement of corresponding values

As mentioned in note 2.3, as a result of the adoption of the new accounting standards, CPC 45 and IFRS 15 – Revenue from contracts with costumers, the corresponding individual and consolidated amounts related to the balance sheet as of December 31, 2017 and the related interim accounting information related to the statements of income, of the comprehensive income, changes in shareholders' equity, cash flows and value added for the quarter ended March 31, 2017 presented for comparison purposes have been adjusted and are being restated as provided for in CPC 23 - Accounting Policies, Change of Estimate and Rectification of Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion contains no modification related to this subject.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2018, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, May 8, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position

As of March 31, 2018 and December 31, 2017

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Current assets
Cash and cash equivalents	4	21,502	103,727	532,446	1,026,862
Short-term investments	5	727,702	730,900	1,270,607	955,589
Trade receivables	7	-	-	1,011,877	936,478
Inventories	8	-	-	180,914	178,491
Recoverable taxes	9.1	7,612	19,446	117,338	83,210
Derivatives	28	-	-	26,074	40,647
Other current assets		59,393	55,563	130,744	123,721
Total current assets		816,209	909,636	3,270,000	3,344,998

Noncurrent assets
Deposits	10	68,866	64,736	1,164,704	1,163,759
Restricted cash	6	38,031	38,432	293,272	268,047
Recoverable taxes	9.1	18,859	6,163	20,082	7,045
Deferred taxes	9.2	27,686	27,703	249,749	276,514
Related parties	11	1,625,342	1,570,591	-	-
Investments	13	465,372	388,235	1,314	1,333
Property, plant and equipment	15	304,825	323,013	3,145,333	3,195,767
Intangible assets	16	-	-	1,744,719	1,747,285
Total noncurrent assets		2,548,981	2,418,873	6,619,173	6,659,750

Total		3,365,190	3,328,509	9,889,173	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of March 31, 2018 and December 31, 2017

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	03/31/2018	12/31/2017	03/31/2018	12/31/2017
			(Restated)		(Restated)

Current liabilities
Short-term debt	17	67,808	95,027	1,188,819	1,162,872
Suppliers		12,648	13,473	1,133,459	1,249,124
Suppliers - Forfaiting	18	-	-	434,502	78,416
Salaries		311	311	321,614	305,454
Taxes payable	19	8,453	7,856	134,122	134,951
Landing fees		-	-	257,661	365,651
Advance ticket sales	20	-	-	1,053,862	1,476,514
Mileage program		-	-	748,408	765,114
Advances from customers		-	-	81,658	21,718
Provisions	21	-	-	38,624	46,561
Derivatives	28	-	-	15,224	34,457
Operating leases	27	-	-	158,986	28,387
Other current liabilities		1,166	2,357	83,692	100,401
Total current liabilities		90,386	119,024	5,650,631	5,769,620

Noncurrent liabilities
Long-term debt	17	3,954,758	3,939,948	5,827,793	5,942,795
Suppliers		-	-	193,712	222,026
Provisions	21	-	-	605,493	562,628
Mileage program		-	-	184,490	188,204
Deferred taxes	9.2	-	-	178,419	188,005
Taxes payable	19	13,045	14,678	58,785	66,196
Related companies	11	143,507	135,010	-	-
Provision for loss on investment	13	2,478,713	2,610,078	-	-
Operating leases	27	-	-	-	110,723
Other noncurrent liabilities		24,077	10,305	49,223	43,072
Total noncurrent liabilities		6,614,100	6,710,019	7,097,915	7,323,649

Equity	22
Capital stock		3,084,302	3,082,802	3,084,302	3,082,802
Shares to be issued		5,799	-	5,799	-
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(4,168)	(4,168)	(4,168)	(4,168)
Capital reserves		88,762	88,762	88,762	88,762
Equity valuation adjustments		(78,656)	(79,316)	(78,656)	(79,316)
Share-based payments reserve		124,002	119,308	124,002	119,308
Gains on change in investment		759,984	760,545	759,984	760,545
Accumulated losses		(7,277,031)	(7,426,177)	(7,163,703)	(7,312,849)
Deficit attributable to equity holders of the parent		(3,339,296)	(3,500,534)	(3,339,296)	(3,500,534)

Non-controlling interests from Smiles		-	-	479,923	412,013

Total deficit		(3,339,296)	(3,500,534)	(2,859,373)	(3,088,521)

Total liabilities and deficit		3,365,190	3,328,509	9,889,173	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of income Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			(Restated)		(Restated)
Net revenue
Passenger		-	-	2,798,857	2,429,276
Cargo and other		-	-	165,410	162,800
Total net revenue	23	-	-	2,964,267	2,592,076

Cost of services provided	24	-	-	(2,121,485)	(1,909,868)
Gross profit		-	-	842,782	682,208

Operating income (expenses)	24
Selling expenses		-	-	(173,929)	(185,725)
Administrative expenses		(3,030)	(2,478)	(245,520)	(239,217)
Other operating (expenses) income, net		55,679	(2,683)	80,978	(1,989)
Total operating (expenses) income		52,649	(5,161)	(338,471)	(426,931)

Equity results	13	214,423	173,450	(19)	126

Income before financial result, net and income taxes		267,072	168,289	504,292	255,403

Financial result	25
Financial income		21,925	20,276	64,639	45,718
Financial expenses		(134,396)	(67,981)	(260,987)	(286,472)
Exchange rate variation, net		(6,808)	42,010	(21,515)	141,153
Total financial result		(119,279)	(5,695)	(217,863)	(99,601)

Income before income taxes		147,793	162,594	286,429	155,802

Income and social contribution taxes
Current		(305)	-	(49,293)	(85,095)
Deferred		(17)	(8)	(16,299)	164,185
Total income and social contribution taxes	9	(322)	(8)	(65,592)	79,090

Net income for the period before non-controlling interests		147,471	162,586	220,837	234,892

Net income attributable to:
Equity holders of the parent		147,471	162,586	147,471	162,586
Non-controlling interests from Smiles		-	-	73,366	72,306

Basic earnings per share
Per common share	14	0.012	0.013	0.012	0.013
Per preferred share	14	0.424	0.469	0.424	0.469

Diluted earnings per share
Per common share	14	0.012	0.013	0.012	0.013
Per preferred share	14	0.418	0.465	0.418	0.465

The accompanying notes are an integral part of the interim financial information.

Statements of comprehensive income Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			(Restated)		(Restated)

Net income for the period		147,471	162,586	220,837	234,892

Cash flow hedges		660	17,078	660	17,078
Other comprehensive income to be reclassified to profit or loss in subsequent periods	28	660	17,078	660	17,078

Total comprehensive income for the period		148,131	179,664	221,497	251,970

Comprehensive income attributable to:
Equity holders of the parent		148,131	179,664	148,131	179,664
Non-controlling interests from Smiles		-	-	73,366	72,306

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Parent Company Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge result	Share- based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,444,969)	(3,669,181)
Other comprehensive income, net		-	-	-	-	-	-	17,078	-	-	-	17,078
Share-based payments		-	-	-	-	-	-	-	683	-	-	683
Gains on change in investment		-	-	-	-	-	-	-	-	3,849	-	3,849
Net income for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	162,586	162,586
Balances as of March 31, 2017 (Restated)	2.3	3,080,110	-	(42,290)	(13,371)	20,420	70,979	(130,151)	114,601	697,100	(7,282,383)	(3,484,985)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(42,290)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,426,177)	(3,500,534)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	-	660	-	-	-	660
Stock options exercised		1,500	5,799	-	-	-	-	-	-	-	-	7,299
Share-based payments	22	-	-	-	-	-	-	-	4,694	-	-	4,694
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)
Net income for the period		-	-	-	-	-	-	-	-	-	147,471	147,471
Balances as of March 31, 2018		3,084,302	5,799	(42,290)	(4,168)	17,783	70,979	(78,656)	124,002	759,984	(7,277,031)	(3,339,296)

(*) On January 1, 2018, the Company adopted the new standard IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Consolidated Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge result	Share-based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Other comprehensive income (loss), net		-	-	-	-	-	-	17,078	-	-	-	17,078	-	17,078
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,932	1,932
Share-based payments		-	-	-	-	-	-	-	683	-	-	683	76	759
Gains on change in investment		-	-	-	-	-	-	-	-	3,849	-	3,849	49	3,898
Net income for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	162,586	162,586	72,306	234,892
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of March 31, 2017 (Restated)		3,080,110	-	(155,618)	(13,371)	20,420	70,979	(130,151)	114,601	697,100	(7,169,055)	(3,484,985)	181,831	(3,303,154)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(155,618)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675	39	1,714
Other comprehensive income (loss), net		-	-	-	-	-	-	660	-	-	-	660	-	660
Stock options exercised		1,500	5,799	-	-	-	-	-	-	-	-	7,299	-	7,299
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	875	875
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	22	-	-	-	-	-	-	-	4,694	-	-	4,694	41	4,735
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Net income for the period		-	-	-	-	-	-	-	-	-	147,471	147,471	73,366	220,837
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(6,972)	(6,972)
Balances as of March 31, 2018		3,084,302	5,799	(155,618)	(4,168)	17,783	70,979	(78,656)	124,002	759,984	(7,163,703)	(3,339,296)	479,923	(2,859,373)

(*) On January 1, 2018, the Company adopted the new standard IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of cash flows Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)
	Parent Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
		(Restated)		(Restated)

Net income for the period	147,471	162,586	220,837	234,892
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	-	-	150,568	106,608
Allowance for doubtful accounts	-	-	(988)	1,818
Provision for legal proceedings	-	-	72,531	38,567
Provision for inventory obsolescence	-	-	1,512	33
Deferred taxes	17	8	16,299	(164,185)
Equity results	(214,423)	(173,450)	19	(126)
Share-based payments	4,694	-	4,735	3,324
Exchange and monetary variations, net	8,745	(43,388)	18,311	(113,539)
Interest on debt, financial lease and other liabilities	89,745	49,346	168,551	143,123
Unrealized hedge results	-	-	(16,086)	11,664
Provision for profit sharing	-	-	15,157	6,069
Write-off of property, plant and equipment and intangible assets	21,904	-	2,500	4,978
Adjusted net income (loss)	58,153	(4,898)	653,946	273,226

Changes in operating assets and liabilities:
Trade receivables	-	-	(73,669)	(65,366)
Short-term investments	8,712	(2)	10,904	105,886
Inventories	-	-	(3,935)	(5,479)
Deposits	(4,064)	(3,636)	2,426	(21,463)
Suppliers	(838)	2	(143,270)	11,558
Suppliers - Forfaiting	-	-	342,060	-
Advance ticket sales	-	-	(422,652)	(247,666)
Mileage program	-	-	(20,420)	(51,436)
Advances from customers	-	-	59,940	215,687
Salaries	-	-	1,003	(2,096)
Landing fees	-	-	(107,990)	49,707
Taxes payable	343	192	44,821	269,245
Derivatives	-	-	12,086	(20,065)
Provisions	-	-	(48,089)	(69,442)
Operating leases	-	-	19,876	59,520
Other assets (liabilities)	11,854	65,151	(70,974)	(190,337)
Interest paid	(83,454)	(99,211)	(150,591)	(205,345)
Income tax paid	-	-	(53,805)	(59,279)
Net cash flows (used in) from operating activities	(9,294)	(42,402)	51,667	46,855

Transactions with related parties	(29,088)	244,736	-	-
Short-term investments of Smiles	-	-	(320,408)	201,644
Restricted cash	401	(1,376)	(25,117)	(19,979)
Capital increase in subsidiary and investee	-	(275,000)	-	-
Dividends and interest on shareholders’ equity received	2,569	216,211	-	-
Advances for property, plant and equipment acquisition, net	(3,717)	-	(11,373)	-
Property, plant and equipment	-	-	(162,448)	(129,463)
Intangible assets	-	-	(8,022)	(13,910)
Net cash flows (used in) from investing activities	(29,835)	184,571	(527,368)	38,292

Statements of cash flows Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)
	Parent Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Loan funding, net of issuance costs	486,735	-	604,571	31,818
Loan funding and exchange offer costs	(8,737)	-	(10,742)	-
Loan payments	-	-	(37,751)	(18,908)
Early payment of Senior Notes	(531,907)	-	(531,907)	-
Finance lease payments	-	-	(52,970)	(57,319)
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	-	(185,779)
Capital increase	1,500	-	1,500	-
Capital increase from non-controlling interests	-	-	875	-
Advance for future capital increase	5,799	-	5,799	-
Transactions with related parties	6,000	-	-	-
Net cash flows used in financing activities	(40,610)	-	(20,625)	(230,188)

Foreign exchange variation on cash held in foreign currencies	(2,486)	206	1,910	(31,056)

Net (decrease) increase in cash and cash equivalents	(82,225)	142,375	(494,416)	(176,097)

Cash and cash equivalents at the beginning of the period	103,727	57,378	1,026,862	562,207
Cash and cash equivalents at the end of the period	21,502	199,753	532,446	386,110

The accompanying notes are an integral part of the interim financial information.

Statements of value added Quarters ended March 31, 2018 and 2017 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Revenues		(Restated)		(Restated)
Passengers, cargo and other	-	-	3,129,809	2,823,135
Other operating income	57,760	(1,989)	57,760	8,373
Allowance for doubtful accounts	-	-	14,702	1,260
	57,760	(1,989)	3,202,271	2,832,768
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(897,012)	(748,589)
Material, electricity, third-party services and others	(3,851)	(2,352)	(610,164)	(748,580)
Aircraft insurance	-	-	(4,917)	(140)
Sales and marketing	(267)	(322)	(142,053)	(118,873)
Gross value added	53,642	(4,663)	1,548,125	1,216,586

Depreciation and amortization	-	-	(150,568)	(106,608)
Value added produced	53,642	(4,663)	1,397,557	1,109,978

Value added received in transfer
Equity results	214,423	173,450	(19)	126
Financial income	37,040	71,125	331,688	314,185
Value added for distribution	305,105	239,912	1,729,226	1,424,289

Distribution of value added:
Salaries	838	427	390,516	323,600
Benefits	-	-	38,235	38,668
FGTS	-	-	27,646	26,829
Personnel	838	427	456,397	389,097

Federal taxes	1,752	311	250,327	126,355
State taxes	-	-	5,065	8,622
Municipal taxes	-	-	885	702
Tax, charges and contributions	1,752	311	256,277	135,679

Interest	155,658	76,588	545,345	408,312
Rent	-	-	250,967	256,274
Other	(614)	-	(597)	35
Third-party capital remuneration	155,044	76,588	795,715	664,621

Net income for the period	147,471	162,586	147,471	162,586
Net income for the period attributable to non-controlling interest of Smiles	-	-	73,366	72,306
Remuneration of own capital	147,471	162,586	220,837	234,892

Value added for distribution	305,105	239,912	1,729,226	1,424,289

The accompanying notes are an integral part of the interim financial information.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.    General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc., Gol Finance, formerly Gol LuxCo S.A., and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”).

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. The Company has been improving in safe levels its liquidity, operating margin and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor and maximize revenue per available seat kilometer. The Company maintains its solid strategy of initiatives to improve the operating result, such as the adjustment of the route network and the increased productivity per fleet aircraft. It is also worth mentioning initiatives to reduce costs through the intensive use of technology, increase liquidity and adjust its capital structure.

Moving forward with its liquidity plan, at the end of December 2017, the Company began implementing several initiatives to restructure its debt, reducing the financial cost of its debt structure. The result of the issue carried out on December 11, 2017, which raised US$500 million, and of the additional issue carried out on February 2, 2018, which raised US$150 million, at more attractive rates, was partially used to amortize the Company’s most onerous debt and will significantly reduce the financial cost as of 2018. Other initiatives are scheduled for 2018, reinforcing the Company’s commitment to reducing the financial cost in order to solidify its high-liquidity strategy.

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 11, 2018, shows strong elements to continue as going concern.

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian external legal counsels to conduct an independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any criminal or civil charges related to activities that are the subject to the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation and the Leniency Agreement.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons; however, none of the amounts paid was material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions. The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any future developments regarding this issue, as well as keep watch on the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

Since 2016, the Company has taken steps to strengthen its compliance program and internal control environment, such as monitoring its relations with politically exposed persons, enhancing its procurement procedures and monitoring services provided by third parties. Reinforcing its commitment to continue improving, the Company hired specialized companies to review and improve its compliance program and internal control environment, mainly focusing on assessing fraud and corruption risks at first. In addition, at the end of 2017, the Company created the Corporate Risk and Compliance executive area by hiring an external seasoned expert who reports directly to the Chief Executive Officer and has independent access to the Board of Directors and the Statutory Audit Committee.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A. (“Merger”). As a result of the Merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

2.    Approval and summary of significant accounting policies applied in preparing the interim financial information

This interim financial information was authorized for issue by Management on May 8, 2018.

2.1.      Compliance Statement

The individual and consolidated interim information for the three-month period ended March 31, 2018, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, Accounting Pronouncement nº 21 (R1) (“CPC 21”), which deal with interim statements, and the requirements issued by the CVM, applicable to the preparation of interim information.

When preparing the interim financial information, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the interim information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this interim financial information is being demonstrated and corresponds to the information used by Management in the course of its duties and is in accordance with the requirements issued by the CVM, applicable to the preparation of interim information.

2.2.      Basis of preparation

This interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

Except for the subsidiary Gol Dominicana, the functional currency of which is the U.S. dollar, the functional currency of the Company and its subsidiaries is the Brazilian real. The presentation currency of this consolidated interim financial information is the Brazilian real.

This interim information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2017, which were prepared in accordance with the accounting practices adopted in Brazil and in the International Financial Reporting Standards (IFRS).

The Company adopted CPC 48 - “Financial Instruments” (IFRS 9) and CPC 47 - “Revenue from Contracts with Customers” (IFRS 15) on January 1, 2018, the effective date, resulting in the following changes to the basis of preparation of this individual and consolidated interim financial information.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

a)      Trade receivables

Trade receivables are measured based on cost (net of estimated losses from doubtful accounts) and approximate their fair value, given their short-term nature. Due to the adoption of CPC 48 (IFRS 9) – Financial Instruments, the allowance for doubtful accounts is now measured using the simplified approach, which considers the adoption of a provision matrix based on historical data to measure the expected loss during the contract lifecycle, through the segmentation of the receivables portfolio into groups that have the same receipt patterns, based on the  maturity dates. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

b)      Financial assets and liabilities

The Company adopts CPC 48 (IFRS 9) requirements for its financial assets and liabilities and operations designated as hedge accounting. The measurement of financial assets and liabilities is based on the categories below. The subsequent measurement of a specific item depends on the classification of the instrument, which is determined at initial recognition and annually reviewed, and considers the Company’s business model for the management of assets and the analysis of contracted cash flows. Instruments comprise short-term investments, investment in debt instruments, trade receivables and other receivables, short and long-term debt, other payables and debt and derivative contracts.

Amortized cost: financial assets from which the Company’s main purpose is to obtain contractual cash flows, which represent only the payment of principal and interest, and liabilities that are measured at amortized cost based on the effective interest rate method. Monetary restatement, interest and exchange variation, less impairment losses (where applicable), are recognized as financial income or expenses in profit or loss, when incurred. The Company’s main instruments in this category are trade receivables, deposits and other receivables, short and long-term debt (including finance leases) and suppliers.

Measured at fair value through profit or loss or held for trading: interest rates, exchange variation and variations arising from the fair value measurement are recognized in profit or loss as financial income or expenses. The Company has investments classified as cash equivalents, short-term investments and restricted cash in this category.

Derivatives: changes in interest rates, exchange rates and fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate said risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting. If they are designated for hedge accounting, they are classified as cash flow hedge or fair value hedge.

•    Not designated as hedge accounting: the Company can contract derivative financial instruments not designated for hedge accounting when the Risk Management goals do not require this classification. Changes in the fair value of operations not designated as hedge accounting are booked directly in the financial result.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•    Designated as cash flow hedge: hedge future expenses against fluctuations in fuel prices and interest rates. The effectiveness of said fluctuations is estimated based on the analysis of the economic relationship between the hedged item and the hedging instrument. Effective fair value variations are booked in equity under “Other comprehensive income” until the hedged revenue or expense is recognized in the same line of the statement of income in which said item is recognized. The ineffectiveness identified in each reporting period are recognized in the financial result. When designating the intrinsic value of options as a hedging instrument, the Company recognizes the aligned time value of the options designated in equity, recognizing it in profit or loss in accordance with the characteristic of the hedge relationship. Deferred taxes on hedge transactions are recorded in “Other comprehensive income, net”, only when the tax credits are expected to be realized.

Hedge accounting is likely to be discontinued prospectively when: (i) the derivative instrument matures or is sold, terminated or executed; (ii) the hedged item is unlikely to be realized; (iii) it no longer fulfills the criteria for qualification, or there is no longer an economic relationship between the hedged item and the hedging instrument. If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income” and accrued in equity until that date are recognized in profit or loss when the transaction is also recorded in profit or loss. When the transaction is unlikely to occur, gains or losses accrued and deferred in equity are immediately booked in profit or loss.

Derecognition and write-off of financial assets and liabilities: the Company only writes off a financial item when the contractual rights and obligations of the cash flows arising from this item expire, or when it transfers substantially all its risks and benefits to a third party. If the Company does not transfer or retain substantially all the risks and benefits together with the ownership of the financial item, but continues to control or maintain an obligation regarding said object, it should recognize the interest held and the respective liability based on the amount payable. If it retains substantially all the risks and benefits of ownership of the transferred financial asset, the asset will continue being recognized by the Company.

c)       Revenues

The Company’s main source of revenue comes from domestic and international passenger flight transportation, as well as the respective additional services related to fulfilling this performance obligation.

Nature of goods and services

Air transportation services consist of selling airline tickets that grant passengers the right to be transported in the contracted route. Subject to conditions envisaged in the contracted fare, between the moment the ticket is purchased and the actual flight, customers may alter the services previously contracted, as well as add additional services that improve customers’ experience while using the Company’s services. Additional services include revenues related to flight transportation, such as: excess baggage, baggage allowance, pets in the cabin, unaccompanied minor services, special seats (Gol+ Conforto) and priority check-in, boarding and baggage handling, among others. In addition to additional services, the Company also charges penalty fees related to air transportation, such as: rebooking, cancellation, no-show and refund fees.

The Company’s fare classes have specific characteristics that change according to the type of flight and include additional services and the exemption of or reduction in cancellation, no-show and rebooking fees, among other benefits, pursuant to the applicable commercial policy. The Company charters aircraft as a special service for certain customers. The time, date and route of the flights are determined by the customers. The Company also offers customers paid access to a VIP lounge in the country’s main airports, as well as sales on board.

In addition, the Company transports cargo and packages of several products, such as: animals, documents, internet purchases and perishables, among others. The type of transportation changes according to customers’ needs and the item transported (Express, Standard or Special Boarding).

The Smiles Program is a loyalty program, whose purpose is to increase customer loyalty by granting mileage credits to its members through the acquisition of airline tickets, the use of credit cards and purchases made in its extensive network of retail partners, among other partnerships. The Company also offers members Miles Money, a product that allows members to combine miles and money to redeem rewards, such as airline tickets, Shopping Smiles products, hotel reservations and car rentals, among others.  There is also the Smiles Club, through which members accumulate miles according to the contracted plan.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Performance obligation

The transportation of passengers is a performance obligation for the Company, which, in turn, is entitled to the proceeds for the contracted service. Tickets sold but not yet used are recorded under “Advance ticket sales” and represent deferred revenue of tickets sold to be used on a future date. This revenue is recognized when passengers use the tickets. Customers may not show up for their flights (no-show) or cancel previously booked flights, and, according to their fare class, be entitled to a residual amount, corresponding to the total amount of the booking minus the cost of the rebooking. The balance will remain as credit for the customers, until they request a refund or rebook their flight within one year as of the original booking.

The Company has codeshare and interline agreements with the main global airline companies. In situations when the Company is the party responsible for fulfilling the performance obligation, revenue is recognized based on the gross value of the transaction (price of the ticket to the final customer), and in situations when the Company is the agent, revenue is recognized based on the net value of the transaction (sale price less the amount payable to the partner company).

Additional services and penalty fees related to flight transportation are recognized when flight transportation services are provided to customers. Revenues arising from cargo shipment, charter services, sales on board and the VIP lounge are recognized when the service is performed and the Company fulfills its respective performance obligations. The value of each performance obligation is directly allocated to the services offered, based on the individual price of each service.

The timing of revenue recognition may differ from the moment they are received, due to the offer of installment payment options to customers.

The obligation generated by the issue of miles is measured based on the price at which miles are sold to airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue from the redemption of third-party goods and services is recognized when miles are redeemed by the members of the Smiles Program, for the net amount of costs directly related to the acquisition of those goods and services. The Company acts as an agent in the fulfillment of its performance obligation of redeeming miles in exchange for third-party goods or services, given that it does not have inventory risk before transferring the goods and services to the program's members. From a consolidated perspective, the revenue recognition cycle related to miles from the Smiles program exchanged for flight tickets is only complete when the passengers are effectively transported, and the amount corresponding to the miles redeemed in exchange for GLA flight tickets is included in the balance of advance ticket sales before the flight occurs.

The Company records under assets the commission paid to travel agencies and credit card companies for selling airline tickets. This expense is only recorded when the respective air transportation revenue is recognized.

Significant judgments

Breakage is the statistical calculation, based on historical figures, of issued tickets or accumulated miles that expired without being used, i.e. tickets acquired by passengers or miles accumulated by members of the Smiles Program that are likely to expire. Airline tickets expire 12 months after the ticket is booked. According to the Smiles Program, all miles in the customers’ accounts are cancelled after 36 months, with the exception of Ouro and Diamante (Gold and Diamond) customers, whose miles expire after 48 and 120 months, respectively. Smiles Club miles expire after 120 months.

The Company periodically updates breakage balances in order to reflect the behavior of the expired tickets.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

d)    Basis of consolidation

The consolidated interim financial information comprises Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					03/31/2018	12/31/2017
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	52.7	52.7
Gol Dominicana	02/28/2013	Dominican Republic	Non- operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(*) These entities were created solely to act as an extension of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unable to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s interim information.

2.3.      New standards, amendments and interpretations

a)    Issued by the IASB, not effective until the date of this interim information and have not been early adopted by the Company:

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognition, measurement and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Although the adoption is permitted by the IASB on January 1, 2018, local regulatory requirements issued by the CVM do not allow the adoption before the effective date of this standard. IFRS 16 requires that, for the majority of leases, the lessor will record an asset related to the right of use of the leased item, and a liability related to the lease. It is expected that the adoption of this standard will have a material impact on the Company’s financial position, with the potential increase in assets representing the right of use of the leased item and a corresponding liability, since 89 out of 118 of the Company’s aircraft are currently accounted for as operating leases. The Company will continue assessing the impacts from the adoption of the new standard and will disclose additional information as the analyses are concluded.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

b) Standards applicable to annual periods beginning on or after January 1, 2018:

IFRS 9 (CPC 48) – Financial Instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final version of “IFRS 9 – Financial Instruments”, which replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. The Company adopted this standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to fully present comparative information. The adoption of IFRS 9 did not affect the classification and measurement of the Company’s financial assets.

Due to the adoption of this standard, the Company now measures the allowance for doubtful accounts based on expected losses instead of incurred losses. The Company used the practical expedient provided for in the standard and applied the simplified model to the measurement of the expected loss during the contract lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on the maturity dates. IFRS 9 was applied retrospectively; however, it did not impact the comparative periods presented. Due to the adoption of expected losses for the allowance for doubtful accounts, the Company recognized the difference between the previous book balance and the book value at the beginning of the period, as an adjustment to the opening balance of accumulated losses (R$1,714), net of tax effects.

The IFRS 9 requirements for hedge accounting were applied prospectively. The main impact is related to the documentation of strategy policies, which now have more specific and detailed descriptions of the transactions and instruments designated as hedge accounting.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

This standard establishes a new constant five-step model to be applied to all contracts with customers, in accordance with the entity’s performance obligations. The Company adopted the new standard on the date it became effective, as of January 1, 2018, using the full retrospective method. The main impacts from the adoption of this standard are as follows:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Ancillary revenue: comprises all revenue related to flight transportation services. These revenues were assessed and classified as “related to the main service”, and will be recognized only when the flight transportation service is provided. These revenues are now recorded under “Passenger”, instead of under “Other revenue”.

Mileage program: the Company will now present in the statement of income revenue from mileage redemption under the Smiles Fidelidade Program as “agent”, and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to its members.

Restatement of previous period

The adoption of IFRS 15 - “Revenue from Contracts with Customers” impacted the figures for the period ended March 31, 2017 and year ended December 31, 2017, as previously disclosed by the Company.

On December 31, 2017, the adoption of this standard had an impact in the amount of R$19,575 on the consolidated statement of financial position in “Advance ticket sales”, against the “Accumulated losses” line under equity, related to ancillary revenues whose timing of recognition changed. In the parent company statement of financial position, the adoption of this standard increased the “Provision for loss on investment” by the same amount.

As of March 31, 2017, the consolidated statement of income was impacted due to: (i) the reclassification of R$135,265 in ancillary revenue from “Other revenue” to “Passenger” in the subsidiary GLA; and (ii) the additional recognition of R$2,207 in ancillary revenue, whose timing of recognition changed. The impact on the parent company statement of income led to an increase by the same amount in the “Equity results” line.

Due to the classification of Smiles Fidelidade as an agent, the consolidated statement of income, excluding transactions with GLA, was impacted by R$55,970 as of March 31, 2017, due to the reclassification of variable direct costs from “Cost of services provided” to “Mileage revenue”, with no impact on the parent company statement of income.

The tables below show the adjustments per item and for each restated line of the statement of financial position and the consolidated statement of income, excluding the lines that remained unchanged. Consequently, the result, subtotals and totals show only the impacts of the changes made, as follows:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Previously disclosed	Deferred revenue adjustment (IFRS 15)	Adjusted balances
Statement of financial position
As of December 31, 2017

Liabilities
Advance ticket sales	1,456,939	19,575	1,476,514

Equity
Accumulated losses	(7,293,274)	(19,575)	(7,312,849)
Deficit attributable to equity holders of the parent	(3,480,959)	(19,575)	(3,500,534)

	Consolidated
	Previously disclosed	Restated net revenue (agent)	Restated ancillary revenue	Deferred TAE	Adjusted balances
Statement of income
As of March 31, 2017

Passenger	2,367,671	-	135,265	2,207	2,505,143
Cargo	78,967	-	-	-	78,967
Mileage revenue	202,453	(55,970)	-	-	146,483
Other revenue	171,837	-	(135,265)	-	36,572
Gross revenue	2,820,928	(55,970)	-	2,207	2,767,165

Income tax	(175,089)	-	-	-	(175,089)
Net revenue	2,645,839	(55,970)	-	2,207	2,592,076

Cost of services provided	(1,965,838)	55,970	-	-	(1,909,868)
Gross profit	680,001	-	-	2,207	682,208

Net income for the period before non-controlling interests	232,685	-	-	2,207	234,892

Net income attributable to equity holders of the parent	160,379	-	-	2,207	162,586

Basic earnings per share
Per common share	0.013	-	-	-	0.013
Per preferred share	0.463	-	-	0.006	0.469

Diluted earnings per share
Per common share	0.013	-	-	-	0.013
Per preferred share	0.458	-	-	0.007	0.465

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 became effective on January 1, 2018. The adoption of this standard did not impact the Company.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

3.     Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

4.     Cash and cash equivalents

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Cash and bank deposits	12,654	103,268	71,416	427,608
Cash equivalents	8,848	459	461,030	599,254
Total	21,502	103,727	532,446	1,026,862

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Private bonds	33	14	158,328	164,959
Government bonds	-	-	1,976	14,039
Investment funds	8,815	445	300,726	420,256
Total	8,848	459	461,030	599,254

As of March 31, 2018, the private securities were comprised by buy-back transactions and private bonds (Bank Deposit Certificates - “CDBs”), remunerated at a weighted average rate equivalent to 79.1% (77.6% as of December 31, 2017) of the Interbank Deposit Certificate rate (“CDI”).

Government bonds were primarily represented by LFT, accruing interest at a weighted average rate of 100.4% of the CDI rate (116.3% as of December 31, 2017).

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of March 31, 2018, investment funds were remunerated at a weighted average rate equivalent to 96.0% (99.8% as of December 31, 2017) of the CDI rate.

5.    Short-term investments

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Private bonds	727,702	730,900	727,870	731,061
Government bonds	-	-	40,599	32,701
Investment funds	-	-	502,138	191,827
Total	727,702	730,900	1,270,607	955,589

As of March 31, 2018, private bonds were represented by time deposits and debentures, with first-rate financial institutions, remunerated at a weighted average rate equivalent to 90.3% (98% as of December 31, 2017) of the CDI rate.

Government bonds were primarily represented by LFT and LTN, accruing interest at a weighted average rate of 100.1% (107.7% as of December 31, 2017) of the CDI rate.

Investment funds include private funds and bonds accruing interest at a weighted average rate of 103.3% (98.9% as of December 31, 2017) of the CDI rate, and are exposed to the risk of significant changes in value.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.    Restricted cash

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Deposits in guarantee of letter of credit	2,214	2,211	74,175	60,423
Escrow deposits (a)	32,620	32,120	72,217	71,110
Escrow deposits - leases (b)	-	-	123,357	116,131
Other deposits (c)	3,197	4,101	23,523	20,383
Total	38,031	38,432	293,272	268,047

(a)     The amount of R$32,620 (parent company and consolidated) refers to a contractual guarantee for Supreme Court of Justice - STJ related to PIS and COFINS on interest on shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers to short-term investments mainly in bank guarantees.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.    Trade receivables

	Consolidated
	03/31/2018	12/31/2017
Local currency
Credit card administrators	529,810	454,975
Travel agencies	346,837	307,149
Cargo agencies	39,429	39,225
Airline partner companies	580	3,780
Other	40,486	43,871
Total local currency	957,142	849,000

Foreign currency
Credit card administrators	48,997	67,479
Travel agencies	3,738	9,829
Cargo agencies	718	823
Airline partner companies	22,587	47,662
Other	85	366
Total foreign currency	76,125	126,159

Total	1,033,267	975,159

Allowance for doubtful accounts	(21,390)	(38,681)

Total trade receivables	1,011,877	936,478

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	03/31/2018	12/31/2017
Not yet due
Until 30 days	551,943	594,968
31 to 60 days	139,935	133,438
61 to 90 days	58,274	44,642
91 to 180 days	120,550	71,116
181 to 360 days	47,363	26,541
Above 360 days	353	241
Total not yet due	918,418	870,946

Overdue
Until 30 days	57,350	21,686
31 to 60 days	8,148	8,338
61 to 90 days	5,992	3,559
91 to 180 days	4,535	15,620
181 to 360 days	5,331	8,059
Above 360 days	12,103	8,270
Total overdue	93,459	65,532

Total	1,011,877	936,478

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	03/31/2018	12/31/2017
Balances at the beginning of the period – CPC 38 (IFRS 9)	(38,681)	(34,182)
Initial adoption adjustment – CPC 48 (IFRS 9) (a)	2,594	-
Adjusted balances at the beginning of the period	(36,087)	(34,182)
Additions/exclusions	988	(24,913)
Unrecoverable amounts	13,709	17,649
Recoveries (b)	-	2,765
Balance at the end of the period	(21,390)	(38,681)

(a) Due to the change to the expected loss model used to calculate the allowance for doubtful accounts resulting from the initial adoption of CPC 48 - “Financial Instruments” (IFRS 9), the balance of December 31, 2017 was adjusted on January 1, 2018, with a corresponding entry of R$2,594 in equity. For further information, see Note 2.3.

(b) Recoveries in the period are reflected in the changes to the receivables portfolio balance and presented under “Additions/exclusions”.

8.    Inventories

	Consolidated
	03/31/2018	12/31/2017
Consumables	27,413	28,006
Parts and maintenance materials	167,500	162,409
Other	-	585
(-) Provision for obsolescence	(13,999)	(12,509)
Total	180,914	178,491

The changes in provision for obsolescence are as follows:

	Consolidated
	03/31/2018	12/31/2017
Balances at the beginning of the period	(12,509)	(12,444)
Addition	(1,512)	(3,059)
Write-off	22	2,994
Balances at the end of the period	(13,999)	(12,509)

9.    Deferred and recoverable taxes

9.1.   Recoverable taxes

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Prepaid and recoverable income taxes	25,359	22,416	122,571	66,786
Withholding income tax (IRRF)	981	2,750	1,340	7,308
PIS and COFINS	-	-	15	408
Withholding tax of public institutions	-	-	1,613	6,127
Value added tax (IVA)	-	-	4,719	5,431
Other	131	443	7,162	4,195
Total	26,471	25,609	137,420	90,255

Current assets	7,612	19,446	117,338	83,210
Noncurrent assets	18,859	6,163	20,082	7,045

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.2.   Deferred tax assets (liabilities) – Noncurrent

	GLAI		GLA		Smiles		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Income tax losses	17,417	17,515	5,469	-	96,473	111,801	119,359	129,316
Negative basis of social contribution	6,270	6,306	1,969	-	34,730	40,249	42,969	46,555
Temporary differences
Allowance for doubtful accounts and other credits	3,065	2,944	55,472	60,586	7	55	58,544	63,585
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	934	938	87,030	77,914	4,850	4,411	92,814	83,263
Aircraft return	-	-	68,765	68,438	-	-	68,765	68,438
Derivative transactions	-	-	7,296	9,603	-	-	7,296	9,603
Tax benefit due to goodwill incorporation (a)	-	-	-	-	10,941	14,588	10,941	14,588
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(168,418)	(167,913)	-	-	(168,418)	(167,913)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	27,513	34,660	-	-	27,513	34,660
Other (b)	-	-	74,020	66,242	39,659	40,889	149,082	143,949
Total deferred taxes - Noncurrent	27,686	27,703	(178,419)	(188,005)	186,660	211,993	71,330	88,509

(a)   Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. in 2013. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)   The R$35,403 portion of taxes on unrealized profits from transactions between GLA and Smiles Fidelidade is recognized directly in Consolidated (R$36,818 as of December 31, 2017).

The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Accumulated income tax losses	172,155	172,547	4,237,304	4,134,099	696,974	758,289
Negative basis of social contribution	172,155	172,547	4,237,304	4,134,099	696,974	758,289

The Company’s Management considers that the deferred assets and liabilities recognized as of March 31, 2018 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$62,531, of which R$58,532 is related to net operating loss carryforwards and R$3,999 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,440,683. The Company’s Management reviewed the projections of tax loss carryforwards and recorded deferred taxes on tax loss carryforwards in the amount of R$7,438 in the quarter. In view of instability of the political and economic environments, fluctuations in the U.S. dollar exchange rate and other variables that may affect the projections of future results, as well as the history of losses in recent years, the company did not recognize a deferred tax asset for an amount of R$740,715 related to net operating loss carryforwards. The Company expects to realize this amount over the next 10 years, according to the projections of future results in line with its business plan.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The reported amount corresponds exclusively to the amounts expected to be realized, pursuant to internal assessments carried out by the Company’s Management.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The reconciliation of effective income taxes and social contribution rates for the quarters ended March 31, 2018 and 2017 is as follows:

	Parent Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
		(Restated)		(Restated)
Income before income taxes	147,793	162,594	286,429	155,802
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	(50,250)	(55,282)	(97,386)	(52,973)

Adjustments to calculate the effective tax rate:
Equity results	72,904	58,973	(6)	43
Tax income (losses) from wholly-owned subsidiaries	(22,622)	(17,941)	(20,471)	(17,941)
Income tax on permanent differences and others	(61)	-	82,876	(30)
Nontaxable revenues, net	-	(60)	-	34,495
Exchange variation on foreign investments	2,284	16,147	(5,995)	18,233
Interest on shareholders’ equity	(2,638)	-	2,371	-
Benefit on tax losses and temporary differences constituted (not constituted)	61	(1,845)	(26,981)	163,803
Use of tax credits in non-recurring installment payments (*)	-	-	-	(66,540)
Total income tax	(322)	(8)	(65,592)	79,090

Income taxes
Current	(305)	-	(49,293)	(85,095)
Deferred	(17)	(8)	(16,299)	164,185
Total income taxes	(322)	(8)	(65,592)	79,090

(*) On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (“PRT”), including tax debts that matured on November 30, 2016. The amount of R$66,540 was used to pay 76% of its debt by using tax credits.

On January 1, 2018, the Company recorded a tax effect of R$880 related to the initial adoption of IFRS 9 on the allowance for doubtful accounts under equity. For further information, see Note 2.3.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10. Deposits

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Judicial deposits (a)	55,017	50,953	524,628	508,515
Maintenance deposits (b)	-	-	490,610	484,565
Deposits in guarantee for lease agreements (c)	13,849	13,783	149,466	170,679
Total	68,866	64,736	1,164,704	1,163,759

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of March 31, 2018, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$112,025 and R$75,196, respectively (R$108,860 and R$74,300 as of December 31, 2017, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

                         i.        Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of March 31, 2018 was R$196,138 (R$218,361 as of December 31, 2017).

                        ii.        Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of March 31, 2018, the balance of this reserve was R$294,472 (R$266,204 as of December 31, 2017).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11. Transactions with related parties

11.1.    Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

	Assets		Liabilities
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
GLAI - GLA	40,524	36,876	121,262	112,869
GAC - GLA	25,439	-	21,917	21,813
Gol Finance - GLA	1,559,379	1,533,715	328	328
Total	1,625,342	1,570,591	143,507	135,010

Additionally, the Parent Company has inter-company accounts among Gol Finance, Gol Finance Inc. and GAC, as shown below:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Assets		Liabilities
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
GAC - GLAI	-	-	125,746	125,148
GAC - Gol Finance Inc.	32,392	32,238	986,423	961,212
Gol Finance - GAC	448,608	434,418	-	-
Gol Finance - GLAI	-	-	-	24,313
Gol Finance - Gol Finance Inc.	790,428	845,852	248,351	560,472
Total	1,271,428	1,312,508	1,360,520	1,671,145

These transactions are eliminated in the Parent Company's accounts as the transactions were entered with foreign entities considered an extension of the Company’s operations.

11.2.   Transportation and consulting services

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana S.A. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Expresso Caxiense S.A.: provides airport shuttle services for passengers, luggage and employees, and the agreement expires on November 13, 2019.

As of March 31, 2018, GLA recognized total expenses related to these services of R$2,550 (R$3,261 as of March 31, 2017). On the same date, the balance payable to the related companies was R$852 (R$769 as of December 31, 2017), and was mainly related to services provided by Viação Piracicabana Ltda.

11.3.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marron S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

11.4.   Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3 million. As of March 31, 2018, the outstanding balance was R$6,272 (R$6,779 as of December 31, 2017).

11.5.    Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available.

In the quarter ended March 31, 2018, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$87,599 (R$75,357 as of March 31, 2017). As of March 31, 2018, the outstanding balance with Delta Air Lines recorded under suppliers totaled R$286,791 (R$372,511 as of December 31, 2017).

11.6.   Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines.  For additional information, see Note 17.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.7.   Commercial partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with Airfrance-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of March 31, 2018, the Company has deferred revenue in the amount of R$18,844 recorded in "Other liabilities" in current liabilities (R$20,557 and R$3,426 as of December 31, 2017, in current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. As of March 31, 2018, the Company had an outstanding balance with Airfrance-KLM recorded under suppliers in the amount of R$157,261 (R$157,264 as of December 31, 2017).

11.8.   Remuneration of key management personnel

	Consolidated
	03/31/2018	03/31/2017
Salaries and benefits (*)	16,945	13,988
Related taxes and charges	1,405	1,007
Share-based payments	2,810	2,514
Total	21,160	17,509

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of March 31, 2018 and 2017, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

12. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock option plan and the Restricted share plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, and mitigate risks for the Company resulting from the loss of executives, strengthening the productivity and commitment of these executives to long-term results.

12.1.   Stock option plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Year of grant	Date of the Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2009 (a)	02/04/2009	1,142,473	95,553	10.52	8.53	76.91%	-	12.66%	0.7
2010 (b)	02/02/2010	2,774,640	813,255	20.65	16.81	77.95%	2.73%	8.65%	1.7
2011	12/20/2010	2,722,444	538,915	27.83	16.07 (c)	44.55%	0.47%	10.25%	2.6
2012	10/19/2012	778,912	309,961	12.81	5.32 (d)	52.25%	2.26%	9.00%	4.5
2013	05/13/2013	802,296	310,229	12.76	6.54 (e)	46.91%	2.00%	7.50%	5.0
2014	08/12/2014	653,130	321,293	11.31	7.98 (f)	52.66%	3.27%	11.00%	6.3
2015	08/11/2015	1,930,844	1,194,146	9.35	3.37 (g)	55.57%	5.06%	13.25%	7.3
2016	06/30/2016	5,742,732	4,179,162	2.62	1.24 (h)	98.20%	6.59%	14.25%	8.2
2017	08/08/2017	947,767	771,814	8.44	7.91 (i)	80.62%	1.17%	11.25%	9.3
Total		17,495,238	8,534,328	8.55					6.82

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)    The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The movement of the stock options outstanding for the quarter ended March 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price

Options outstanding as of December 31, 2017	9,040,293	8.63
Options cancelled and adjustments in estimated prescribed rights	153,738	12.25
Options exercised	(659,703)	5.65
Options outstanding as of March 31, 2018	8,534,328	8.55

Number of options exercisable as of:
December 31, 2017	7,307,151	9.59
March 31, 2018	7,304,658	9.21

12.2.   Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of Board Meeting	Total shares granted	Total vested shares	Average fair value at grant date
2015	08/11/2015	1,207,037	875,923	9.35
2016	06/30/2016	4,007,081	3,137,373	2.62
2017	08/08/2017	1,538,213	1,271,862	8.44
Total		6,752,331	5,285,158

12.3.   Stock option plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	5.3
2014	02/04/2014	1,150,000	48,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	5.8
Total		2,208,043	102,053

(a)         Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

The changes of the stock options outstanding for the quarter ended March 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	253,053	29.24
Options exercised	(151,000)	11.72
Options outstanding as of March 31, 2018	102,053	26.21

In the quarter ended March 31, 2018, the Company recorded in equity share-based payments in the amount of R$4,694 attributable to controlling shareholders and R$41 to non-controlling interests from Smiles (R$11,956 attributable to controlling shareholders and R$192 to non-controlling interests from Smiles in the year ended December 31, 2017) for the above-mentioned plans, with a counter entry in profit or loss under “Salaries”.

In addition, management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of March 31, 2018, the balance of this obligation totaled R$1,948 recorded under “Salaries”, referenced to 28,033 equivalent shares of Smiles Fidelidade. In the quarter ended March 31, 2018, Smiles Fidelidade recorded under “Salaries” the amount of R$2,498 related to these bonuses was recognized in profit or loss for the period.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

13. Investments

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade, GLA and Gol Dominicana are investments in the GLAI parent company.

As of March 31, 2018, the consolidated investment balance comprised SCP Trip, held by GLA. There were no changes in the Gol Dominicana investee in the period.

In the quarter ended March 31, 2018 and year ended December 31, 2017, our investee Netpoints Fidelidade recorded losses that led to negative equity. As a result, Smiles Fidelidade (holder of 25.4% of Netpoints’ capital stock) did not recognize additional losses based on CPC 18 - “Investments in Associates and Joint Ventures”. The company will resume recording equity results when Netpoints’ equity fully recovers its accumulated losses.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The financial information of the Company’s investees and the changes in the investments balance for the quarter ended March 31, 2018 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip	Netpoints
Relevant information of the subsidiaries
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.7%	60.0%	25.4%
Total equity (deficit)	(2,478,713)	1,013,938	2,193	(17,500)
Unrealized profits in the period (a)	-	(68,723)	-	-
Adjusted equity (deficit) (b)	(2,478,713)	465,372	1,314	(4,445)
Net income (loss) for the period	130,030	155,013	(31)	(225)
Unrealized profits in the period (a)	-	2,746	-	-
Adjusted net income (loss) for the period attributable to the Company’s interest	130,030	84,393	(19)	(57)

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Changes in investments
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of accounting standard (a)	(19,575)	-	(19,575)	-
Balances as of December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of accounting standard (b)	1,632	43	1,675	-
Equity results	130,030	84,393	214,423	(19)
Unrealized gains on hedges	660	-	660	-
Equity interest dilution effects	-	(561)	(561)	-
Interest on equity paid	-	(7,758)	(7,758)	-
Other equity changes in investments	-	1,020	1,020	-
Amortization of losses on sale-leaseback transactions (c)	(957)	-	(957)	-
Balances as of March 31, 2018	(2,478,713)	465,372	(2,013,341)	1,314

(a)     On January 1, 2018, the Company adopted CPC 47 – “Revenue from Contracts with Customers” (IFRS 15), which resulted in the recording of R$19,575 directly in GLA’s equity. For further information, see Note 2.3.

(b)    On January 1, 2018, the Company adopted CPC 48 – “Financial Instruments” (IFRS 9). For further information, see Note 2.3.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the quarter ended March 31, 2018 was R$1,930 (R$2,887 in the year ended December 31, 2017). For further information, see Note 27.2.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14. Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 12. As of March 31, 2018, only the stock option plans granted in 2010 and 2011 had exercise prices higher than the accumulated market average price (out of the money) and, therefore, did not present dilutive effect and were not included in the total number of outstanding shares. The other plans have dilutive effect and were included in the number of outstanding shares, as their exercise prices were lower than the accumulated market average price (in the money), as shown below:

	Parent Company and Consolidated
	03/31/2018		03/31/2017
	Common	Preferred	Common	Preferred
			(Restated)
Numerator
Net income for the period attributable to equity holders of the parent	34,700	112,771	67,531	95,055

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	265,902	5,035,037	202,490
Effect of dilution from stock options	-	4,007	-	2,089
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	269,909	5,035,037	204,579

Basic earnings per share	0.012	0.424	0.013	0.469
Diluted earnings per share	0.012	0.418	0.013	0.465

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15. Property, plant and equipment

Parent Company

As of March 31, 2018, the balance of advances for the acquisition of aircraft totaled R$3,717 corresponding to interest on prepayments made based on the contract with Boeing, AWAS and GECAS to purchase 10 737MAX aircraft, see Note 27. As of December 31, 2017, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016. In addition, the residual value of the ownership rights on the aircraft totaled R$301,108 as of March 31, 2018 (R$323,013 as of December 31, 2017), both recorded in the subsidiary GAC.

Consolidated

	03/31/2018				12/31/2017
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases	5.9%	1,875,001	(616,344)	1,258,657	1,351,436
Sets of replacement parts and spare engines	7.2%	1,376,862	(515,957)	860,905	850,477
Aircraft reconfigurations/overhauling	25.9%	1,916,251	(1,027,889)	888,362	865,761
Aircraft and safety equipment	20.0%	842	(457)	385	405
Tools	10.0%	36,794	(18,863)	17,931	18,075
Total		5,205,750	(2,179,510)	3,026,240	3,086,154

Impairment losses (*)	-	(26,076)	-	(26,076)	(26,076)
Total flight equipment		5,179,674	(2,179,510)	3,000,164	3,060,078

Property, plant and equipment in use
Vehicles	20.0%	10,633	(9,196)	1,437	1,448
Machinery and equipment	10.0%	58,393	(38,771)	19,622	20,042
Furniture and fixtures	10.0%	28,861	(16,933)	11,928	11,509
Computers and peripherals	20.0%	39,637	(30,715)	8,922	8,994
Communication equipment	10.0%	2,613	(1,957)	656	703
Facilities	10.0%	1,527	(1,215)	312	312
Maintenance center - Confins	10.0%	107,127	(83,003)	24,124	26,918
Leasehold improvements	18.5%	49,963	(21,108)	28,855	13,540
Construction in progress	-	19,220	-	19,220	33,503
Total property, plant and equipment in use		317,974	(202,898)	115,076	116,969

		5,497,648	(2,382,408)	3,115,240	3,177,047

Advances for property, plant and equipment acquisition	-	30,093	-	30,093	18,720

Total property, plant and equipment		5,527,741	(2,382,408)	3,145,333	3,195,767

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767
Additions	-	157,407	28,644	5,041	191,092
Disposals	(79,574)	(4,650)	(17,271)	(51)	(101,546)
Depreciation	(13,205)	(119,892)	-	(6,883)	(139,980)
Balances as of March 31, 2018	1,258,657	1,741,507	30,093	115,076	3,145,333

16. Intangible assets

	Consolidated
	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285
Additions	-	-	8,022	8,022
Amortization	-	-	(10,588)	(10,588)
Balances as of March 31, 2018	542,302	1,038,900	163,517	1,744,719

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17. Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Short-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	395,794	395,093
Interest accrued	-	-	-	-	-	23,921
Foreign currency (US$)
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	29,013	43,909
Finimp (b)	Dec. 2018	5.50% p.a.	-	-	326,654	240,973
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	17,228	17,145
ExIm (Cacib) (d)	Apr. 2019	Libor 3m+0.75% p.a.	-	-	64,136	47,507
Senior Notes V (i)	Dec. 2018	9.71% p.a.	-	23,258	-	23,258
PK Finance (o)	Aug. 2026	6.38% p.a.	-	-	8,034	7,883
Interest accrued	-	-	67,808	71,769	72,974	74,989
			67,808	95,027	913,833	874,678

Finance leases	Jun. 2025	4.05% p.a.	-	-	274,986	288,194

Total short-term debt			67,808	95,027	1,188,819	1,162,872

Long-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	618,429	617,333
Foreign currency (US$)
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	8,387	12,451
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	138,511	142,137
ExIm (Cacib) (d)	Apr. 2019	Libor 3m+0.75% p.a.	-	-	40,484	35,634
PK Finance (o)	Aug. 2026	6.38% p.a.	-	-	76,545	78,239
Senior Notes II (f)	Jul. 2020	9.64% p.a.	-	314,589	-	314,589
Senior Notes III (g)	Feb. 2023	11.30% p.a.	69,404	69,074	69,404	69,074
Senior Notes IV (h)	Jan. 2022	9.24% p.a.	301,170	299,524	301,170	299,524
Senior Notes VI (j)	Jul. 2021	9.87% p.a.	-	127,181	-	127,181
Senior Notes VII (k)	Dec. 2028	9.84% p.a.	-	54,752	-	54,752
Senior Notes VIII (l)	Jan. 2025	8.22% p.a.	2,097,611	1,597,713	2,097,611	1,597,713
Perpetual Notes (m)	-	8.75% p.a.	511,536	509,105	440,292	438,201
Term Loan (n)	Aug. 2020	6.70% p.a.	975,037	968,010	975,037	968,010
			3,954,758	3,939,948	4,765,870	4,754,838

Finance leases	Jun. 2025	4.05% p.a.	-	-	1,061,923	1,187,957

Total long-term debt			3,954,758	3,939,948	5,827,793	5,942,795

Total			4,022,566	4,034,975	7,016,612	7,105,667

(a)         Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 11.5.

(b)         Credit line with Banco do Brasil, Santander and Safra of import financing for purchase of spare parts and aircraft equipment.

(c)         Credit line raised on September 30, 2014 with Credit Agricole.

(d)         Credit line raised on August 11, 2017 with Credit Agricole.

(e)         Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(f) Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company. In the quarter ended March 31, 2018, the financing was prepaid (for further information, see Note 17.3).

(g)         Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of Senior Notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(h)         Issuance of Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I, II and III.

(i) Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the quarter ended March 31, 2018, the financing was prepaid (for further information, see Note 17.3).

(j) Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the quarter ended March 31, 2018, the financing was prepaid (for further information, see Note 17.3).

(k)         Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the quarter ended March 31, 2018, the financing was prepaid (for further information, see Note 17.3).

(l) Issuances of Senior Notes series VIII by Gol Finance on December 11, 2017 and February 2, 2018 to repurchase Senior Notes and for other general purposes.

(m)        Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

(n)         Term Loan issued by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For additional information, see Note 11.6.

(o)         Loan obtained on August 31, 2017 with PK Finance, with a guarantee of four engines.

Total debt includes issuance costs of R$84,779 (R$101,795 as of December 31, 2017) which are amortized over the term of the related debt.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of March 31, 2018, the maturities of long-term debt, except financial lease agreements, were as follows:

	Parent Company
	2020	2021	2022	2022 onwards	Without maturity date	Total
Foreign currency (US$)
Senior Notes III	-	-	-	69,404	-	69,404
Senior Notes IV	-	-	301,170	-	-	301,170
Senior Notes VIII	-	-	-	2,097,611	-	2,097,611
Perpetual Notes	-	-	-	-	511,536	511,536
Term Loan	975,037	-	-	-	-	975,037
Total	975,037	-	301,170	2,167,015	511,536	3,954,758

	Consolidated
	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Local currency
Debentures VI	618,429	-	-	-	-	-	618,429
Foreign currency (US$)
J.P. Morgan	8,387	-	-	-	-	-	8,387
Engine Facility (Cacib)	12,921	17,275	108,315	-	-	-	138,511
ExIm (Cacib)	36,333	4,151	-	-	-	-	40,484
PK Finance	7,999	8,464	8,978	9,513	41,591	-	76,545
Senior Notes III	-	-	-	-	69,404	-	69,404
Senior Notes IV	-	-	-	301,170	-	-	301,170
Senior Notes VIII	-	-	-	-	2,097,611	-	2,097,611
Perpetual Notes	-	-	-	-	-	440,292	440,292
Term Loan	-	975,037	-	-	-	-	975,037
Total	684,069	1,004,927	117,293	310,683	2,208,606	440,292	4,765,870

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The fair value of debt as of March 31, 2018 is as follows:

	Parent Company		Consolidated
	Book value (c)	Market value	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,042,025	878,653	2,970,783	809,502
Debentures (b)	-	-	1,014,223	1,093,841
Term Loan (b)	980,541	1,112,905	980,541	1,112,905
Other	-	-	714,156	781,966
Total	4,022,566	1,991,558	5,679,703	3,798,214

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

17.1.     Covenants

As of March 31, 2018, long-term debt (excluding perpetual notes and finance leases) that amounted to R$4,325,578 (R$4,316,637 as of December 31, 2017) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of March 31, 2018, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.  As of March 31, 2018, Debentures VI were subject to the following covenants measured half-yearly: (i) net debt/EBITDAR below 5.50 and (ii) debt coverage ratio (ICSD) of at least 1.33, to be complied with on June 30, 2018.  According to the most recent measurements on December 31, 2017, the ratios obtained were: (i) net debt/EBITDAR of 4.70; and (ii) debt coverage ratio (ICSD) of 1.43. As a result, the Company met the minimum required levels and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the first half of 2018.

17.2.     Restructuring and new issuances of loans and financing obtained in the quarter ended March 31, 2018

Import financing (Finimp): The Company, through its subsidiary GLA, obtained funding in the quarter and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment.  The funding operations are as follows:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)
Transaction date	Bank	Principal amount		Interest	Maturity date
		(US$ thousand)	(R$ thousand)	rate (p.a.)
New issuances
01/12/2018	Banco Safra	4,722	15,202	5.10%	01/07/2019
03/02/2018	Banco Santander	6,531	21,301	5.75%	03/01/2019
03/09/2018	Banco Santander	6,731	21,874	5.44%	09/05/2018
03/23/2018	Banco Santander	7,447	24,606	5.63%	09/19/2018

Renegotiations
01/05/2018	Banco Safra	2,694	8,731	5.10%	01/07/2019
01/12/2018	Banco Safra	5,245	16,888	5.07%	12/31/2018
01/29/2018	Banco Safra	8,595	27,208	5.20%	01/24/2019
02/05/2018	Banco do Brasil	4,815	15,579	5.48%	01/31/2019

Engine maintenance financing (Cacib): On March 27, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$34,928 (US$10,503 on the transaction date), with issuance costs amounting to R$2,005 (US$603 on the transaction date).

Additional issue of Senior Notes 2025: On February 2, 2018, the Company, through its subsidiary Gol Finance, carried out an additional issue of Senior Notes VIII due in 2025, in the amount of R$480,900 (US$150 million on the transaction date), with issuance costs totaling R$45,172 (US$9,212 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.00% p.a. The proceeds were used to fully redeem Senior Notes II, VI, V and VII, and pay related costs and expenses.

The other existing loans and financing of the Company have not been affected by contractual alterations during the quarter ended March 31, 2018.

17.3.    Early termination of debt during the quarter ended March 31, 2018

As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the additional issue of Senior Notes VIII totaling US$150 million on February 2, 2018 to fully redeem Senior Notes, as shown below:

	Maturities	Transaction date	Payments	Premium paid (*)
Senior Notes VI	Jul. 2021	01/23/2018	41,810	5,644
Senior Notes V	Dec. 2018	01/23/2018	7,379	-
Senior Notes VII	Dec. 2028	01/23/2018	18,348	2,477
Senior Notes II	Jul. 2020	03/07/2018	95,777	1,474
Total in thousands of dollars			163,314	9,595

Total in thousands of Brazilian reais			535,892	31,485

(*) Amounts recorded under “Exchange offer costs” in the financial result.

17.4.     Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	Consolidated
	03/31/2018	12/31/2017
2018	237,180	333,795
2019	301,973	319,511
2020	255,971	267,477
2021	225,663	224,591
2022	119,770	119,200
2023	60,033	59,748
Thereafter	239,259	267,075
Total minimum lease payments	1,439,849	1,591,397
Less total interest	(102,940)	(115,246)
Present value of minimum lease payments	1,336,909	1,476,151
Less current portion	(274,986)	(288,194)
Noncurrent portion	1,061,923	1,187,957

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The discount rate used to calculate present value of the minimum lease payments was 4.05% as of March 31, 2018 (4.04% as of December 31, 2017). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of March 31, 2018, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$226,577 (R$255,644 as of December 31, 2017) and are recorded in non-current debt.

18.    Suppliers - Forfaiting

The Company has operations with Banco Safra, Santander and Rendimento that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.04% p.m. As of March 31, 2018, the amount recorded under current liabilities totaled R$434,502 (R$78,416 as of December 31, 2017).

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.    Taxes payable

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
PIS and COFINS	876	392	36,742	40,036
Installment payments - PRT and PERT	20,499	22,017	58,167	68,596
Withholding income tax on salaries	-	-	26,744	32,070
ICMS	-	-	45,786	45,492
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	82	-	16,095	5,299
Other	41	125	5,919	6,200
Total	21,498	22,534	192,907	201,147

Current	8,453	7,856	134,122	134,951
Noncurrent	13,045	14,678	58,785	66,196

20. Advance ticket sales

As of March 31, 2018, the balance of Advance ticket sales classified in current liabilities was R$1,053,862 (R$1,476,514 as of December 31, 2017) and is represented by 4,185,959 tickets and respective additional services sold and not yet used (4,964,925 tickets as of December 31, 2017) with an average use of 66 days as of March 31, 2018 (48 days as of December 31, 2017).

21. Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2017	741	400,851	207,597	609,189
Additional provisions recognized (*)	-	8,437	72,531	80,968
Utilized provisions (**)	-	(9,145)	(38,944)	(48,089)
Foreign exchange rate variation, net	-	2,124	(75)	2,049
Balances as of March 31, 2018	741	402,267	241,109	644,117

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

As of March 31, 2018
Current	741	37,883	-	38,624
Noncurrent	-	364,384	241,109	605,493
Total	741	402,267	241,109	644,117

(*) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(**) The provisions recorded include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

This provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment, under “aircraft reconfigurations/overhauling”.

(b)   Provision for legal proceedings

As of March 31, 2018, the Company and its subsidiaries are parties to lawsuits and administrative proceedings, which are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of issues related to overtime, hazard pay, risk premium and wage differences.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The provisions for cases whose likelihood of loss is assessed as probable are broken down by type of claim as follows:

	03/31/2018	12/31/2017
Civil	65,577	67,528
Labor	172,770	137,071
Taxes	2,762	2,998
Total	241,109	207,597

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$31,647 for civil claims and R$125,862 for labor claims as of March 31, 2018 (R$30,945 and R$124,062 as of December 31, 2017, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of March 31, 2018:

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$49,370 (R$48,596 as of December 31, 2017). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•         Tax on Services (ISS) in the amount of R$21,234 (R$21,222 as of December 31, 2017) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$58,438 (R$57,823 as of December 31, 2017) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF goodwill (BSSF Air Holdings) in the amount of R$105,064 (R$104,213 as of December 31, 2017) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill in the amount of R$81,084 (R$80,198 as of December 31, 2017) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$81,808 (R$70,762 as of December 31, 2017) which added to the lawsuits mentioned above, totaled R$396,998 as of March 31, 2018 (R$382,814 as of December 31, 2017).

22. Equity

22.1.     Capital stock

As of March 31, 2018, the Company’s capital stock was R$3,084,302 and represented by 3,129,743,171 shares, comprised by 2,863,682,710 common shares and 266,060,461 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	03/31/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	49.13%	61.07%	100.00%	49.25%	61.19%
Delta Air Lines, Inc.	-	12.35%	9.45%	-	12.38%	9.47%
Airfrance - KLM	-	1.59%	1.22%	-	1.60%	1.22%
Treasury shares	-	0.10%	0.08%	-	0.10%	0.08%
Other	-	0.92%	0.71%	-	0.93%	0.71%
Free float	-	35.91%	27.47%	-	35.74%	27.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of March 31, 2018 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On January 11, 2018, the Company’s Board of Directors approved a capital increase of R$1,500, from the subscription of 161,029 preferred shares as a result of the exercise of stock options.

As of March 31, 2018, the Company’s balance of “Shares to be issued” totaled R$5,799, due to the subscription of 498,674 preferred shares as a result of the exercise of stock options. The capital increase was approved on May 8, 2018.

22.2.    Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with the Brazilian Corporate Law.

22.3.     Treasury shares

As of March 31, 2018 and December 31, 2017, the Company had 278,612 treasury shares, totaling R$4,168. As of March 31, 2018, their market value stood at R$6,032 (R$4,068 as of December 31, 2017).

23. Revenue

	Consolidated
	03/31/2018	03/31/2017
		(Restated)
Passenger transportation (*)	2,882,510	2,505,143
Cargo	92,103	78,967
Mileage revenue	133,519	146,483
Other revenue	21,677	36,572
Gross revenue	3,129,809	2,767,165

Related tax	(165,542)	(175,089)
Net revenue	2,964,267	2,592,076

(*) Of the total amount, R$110,851 in the quarter ended March 31, 2018 (R$110,104 in the quarter ended March 31, 2017) consists of revenues from unused passenger tickets, reissued tickets, refunds and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	03/31/2018%		03/31/2017%
			(Restated)
Domestic	2,361,452	79.7	2,142,928	82.7
International	602,815	20.3	449,148	17.3
Net revenue	2,964,267	100.0	2,592,076	100.0

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24. Operating costs, selling and administrative expenses

24.1.    Parent Company

	03/31/2018%		03/31/2017%
Salaries (a)	(989)	(1.9)	(459)	8.9
Services provided	(2,041)	(3.9)	(2,019)	39.1
Other revenue (expenses), net (b)	55,679	105,8	(2,683)	52.0
Total	52,649	100.0	(5,161)	100.0

(a)               The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)              Include net gains with sale-leaseback transactions.

24.2.    Consolidated

	03/31/2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
Salaries (a)	(319,658)	(9,136)	(154,878)	-	(483,672)	19.7
Aircraft fuel	(884,213)	-	-	-	(884,213)	35.9
Aircraft rent	(235,421)	-	-	-	(235,421)	9.6
Maintenance, material and repairs	(110,324)	-	-	-	(110,324)	4.5
Passenger costs	(119,746)	-	-	-	(119,746)	4.9
Services provided	(36,692)	(25,442)	(68,107)	-	(130,241)	5.3
Sales and marketing	-	(127,280)	-	-	(127,280)	5.2
Landing fees	(187,439)	-	-	-	(187,439)	7.6
Depreciation and amortization	(145,243)	-	(5,325)	-	(150,568)	6.1
Sale-leaseback transactions (b)	-	-	-	80,978	80,978	(3.3)
Other operating expenses, net	(82,749)	(12,071)	(17,210)	-	(112,030)	4.5
Total	(2,121,485)	(173,929)	(245,520)	80,978	(2,459,956)	100.0

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	03/31/2017 (Restated)
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
Salaries (a)	(314,442)	(11,556)	(87,983)	-	(413,981)	17.7
Aircraft fuel	(735,811)	-	-	-	(735,811)	31.5
Aircraft rent	(241,509)	-	-	-	(241,509)	10.3
Maintenance, material and repairs	(88,247)	-	-	-	(88,247)	3.8
Passenger costs	(117,266)	-	-	-	(117,266)	5.0
Services provided	(21,718)	(47,238)	(68,986)	-	(137,942)	5.9
Sales and marketing	-	(117,558)	-	-	(117,558)	5.0
Landing fees	(174,791)	-	-	-	(174,791)	7.5
Depreciation and amortization	(103,180)	-	(3,428)	-	(106,608)	4.6
Sale-leaseback transactions (b)	-	-	-	(1,989)	(1,989)	0.1
Other operating expenses, net	(112,904)	(9,373)	(78,820)	-	(201,097)	8.6
Total	(1,909,868)	(185,725)	(239,217)	(1,989)	(2,336,799)	100.0

(c)     The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(d)     In the quarter ended March 31, 2018, the Company recorded a net gain of R$81,937 arising from sale-leaseback transactions of two aircraft traded in the quarter, and losses of R$959 related to deferred net losses with aircraft traded between 2006 and 2009 (R$1,989 related to deferred net losses with aircraft traded between 2006 and 2009 as of March 31, 2017).

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25. Financial income (expenses)

	Parent Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Financial income
Gain from derivatives	-	-	21,853	1,341
Gain from short-term investments	6,766	1,116	42,073	29,170
Monetary variation	483	749	2,441	3,383
(-) Taxes on financial income (a)	(1,055)	(208)	(5,603)	(5,735)
Other	15,731	18,619	3,875	17,559
Total financial income	21,925	20,276	64,639	45,718

Financial expenses
Losses from derivatives	-	-	(3,052)	(13,005)
Interest on short and long-term debt	(76,058)	(62,092)	(165,136)	(240,192)
Bank charges and expenses	(3,134)	(3,157)	(12,857)	(8,645)
Monetary variation	-	-	(473)	(880)
Exchange offer costs (b)	(49,903)	-	(49,903)	-
Other	(5,301)	(2,732)	(29,566)	(23,750)
Total financial expenses	(134,396)	(67,981)	(260,987)	(286,472)

Exchange rate variation, net	(6,808)	42,010	(21,515)	141,153

Total	(119,279)	(5,695)	(217,863)	(99,601)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the prepayment of Senior Notes II, VI, V and VII (for further information, see Note 17.3). Includes the write-off of costs from this debt totaling R$31,485.

26. Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, the operating results of which are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade reached 47.3% as of March 31, 2018 and December 31, 2017.

The information below presents the summarized financial position of the reportable operating segments as of March 31, 2018 and December 31, 2017:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.1.    Assets and liabilities of the operating segments

	03/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,119,036	2,110,449	4,229,485	(959,485)	3,270,000
Noncurrent	6,821,119	242,723	7,063,842	(444,669)	6,619,173
Total assets	8,940,155	2,353,172	11,293,327	(1,404,154)	9,889,173

Liabilities
Current	5,374,805	1,135,082	6,509,887	(859,256)	5,650,631
Noncurrent	6,904,609	204,152	7,108,761	(10,846)	7,097,915
Total equity (deficit)	(3,339,259)	1,013,938	(2,325,321)	(534,052)	(2,859,373)
Total liabilities and equity (deficit)	8,940,155	2,353,172	11,293,327	(1,404,154)	9,889,173

	12/31/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(Restated)		(Restated)	(Restated)	(Restated)
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,488,852	1,096,357	6,585,209	(815,589)	5,769,620
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,461,385)	871,719	(2,589,666)	(498,855)	(3,088,521)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2.    Results of the operating segments

	03/31/2018
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	2,689,189	-	2,689,189	109,668	2,798,857
Cargo and other (a)	59,868	-	59,868	(2,778)	57,090
Mileage revenue (a)	-	247,083	247,083	(138,763)	108,320
Cost of services provided (b)	(2,093,292)	(12,585)	(2,105,877)	(15,608)	(2,121,485)
Gross profit	655,765	234,498	890,263	(47,481)	842,782

Operating income (expenses)
Selling expenses	(194,891)	(27,754)	(222,645)	48,716	(173,929)
Administrative expenses (c)	(225,716)	(22,732)	(248,448)	2,928	(245,520)
Other operating income, net	80,978	-	80,978	-	80,978
Total operating expenses	(339,629)	(50,486)	(390,115)	51,644	(338,471)

Equity results	84,375	-	84,375	(84,394)	(19)

Operating result before financial result, net and income taxes	400,511	184,012	584,523	(80,231)	504,292
Financial income (expenses)
Financial income	53,891	44,704	98,595	(33,956)	64,639
Financial expenses	(294,814)	(129)	(294,943)	33,956	(260,987)
Exchange rate variation, net	(21,906)	391	(21,515)	-	(21,515)
Total financial result	(262,829)	44,966	(217,863)	-	(217,863)

Income before income taxes	137,682	228,978	366,660	(80,231)	286,429

Income and social contribution taxes	9,787	(73,964)	(64,177)	(1,415)	(65,592)
Net income for the period	147,469	155,014	302,483	(81,646)	220,837

Net income attributable to equity holders of the parent	147,469	81,648	229,117	(81,646)	147,471
Net income attributable to non-controlling interests of Smiles	-	73,366	73,366	-	73,366

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)
	03/31/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Net revenue
Passenger (a)	2,312,319	-	2,312,319	116,957	2,429,276
Cargo and other (a)	57,146	-	57,146	2,453	59,599
Mileage revenue (a)	-	229,889	229,889	(126,688)	103,201
Cost of services provided (b)	(1,903,192)	(9,228)	(1,912,420)	2,552	(1,909,868)
Gross profit	466,273	220,661	686,934	(4,726)	682,208

Operating income (expenses)
Selling expenses	(172,231)	(21,433)	(193,664)	7,939	(185,725)
Administrative expenses (c)	(228,669)	(19,868)	(248,537)	9,320	(239,217)
Other operating expenses, net	(1,989)	-	(1,989)	-	(1,989)
Total operating expenses	(402,889)	(41,301)	(444,190)	17,259	(426,931)

Equity results	88,683	-	88,683	(88,557)	126

Operating result before financial result, net and income taxes	152,067	179,360	331,427	(76.024)	255,403

Financial income (expenses)
Financial income	27,755	59,493	87,248	(41,530)	45,718
Financial expenses	(327,980)	(22)	(328,002)	41,530	(286,472)
Exchange rate variation, net	141,558	(405)	141,153	-	141,153
Total financial result	(158,667)	59,066	(99,601)	-	(99,601)

Income (loss) before income taxes	(6,600)	238,426	231,826	(76,024)	155,802

Income and social contribution taxes	163,522	(82,096)	81,426	(2,336)	79,090
Net income for the period	156,922	156,330	313,252	(78,360)	234,892

Net income attributable to equity holders of the parent	156,922	84,024	240,946	(78,360)	162,586
Net income attributable to non-controlling interests of Smiles	-	72,306	72,306	-	72,306

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)  Includes depreciation and amortization expenses of R$145,094 in the quarter ended March 31, 2018, comprised by R$141,831 in flight transportation and R$3,263 in the Smiles loyalty program (R$99,271 and R$3,226 in the quarter ended March 31, 2017, respectively).

(c)   Includes depreciation and amortization expenses of R$5,474 in the quarter ended March 31, 2018, comprised by R$4,656 in flight transportation and R$818 in the Smiles loyalty program (R$3,999 and R$107 in the quarter ended March 31, 2017, respectively).

In the stand alone interim information forms of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

27. Commitments

As of March 31, 2018, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$45,305,747 (US$13,630,708), and are segregated as follows:

	Consolidated
	03/31/2018	12/31/2017
2019	1,122,943	1,117,604
2020	4,559,935	4,538,258
2021	6,227,864	6,198,259
2022	6,383,803	6,353,457
2023	6,555,571	6,524,408
Thereafter	20,455,631	20,358,396
Total	45,305,747	45,090,382

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of March 31, 2018, from the total orders mentioned above, the Company had the amount of R$6,618,850 (US$1,991,350) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	Consolidated
	03/31/2018	12/31/2017
2018	242,991	316,215
2019	542,010	773,268
2020	683,911	848,003
2021	849,901	852,458
2022	943,656	866,119
2023	920,644	786,487
Thereafter	2,435,737	2,021,014
Total	6,618,850	6,463,564

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of March 31, 2018, the total fleet leased was comprised of 118 aircraft, of which 89 were under operating leases and 29 were recorded as finance leases. During the quarter ended March 31, 2018, the Company returned 1 aircraft under operating lease contract. In addition, the Company did not change the classification of finance lease agreements.

As of March 31, 2018, the Company recorded under current liabilities operating lease installments in the amount of R$158,986 (R$28,387 under current liabilities and R$110,723 under noncurrent liabilities as of December 31, 2017).

On February 14, 2017 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. The aircraft should be delivered between June 2018 and August 2019 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. Under these agreements, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

27.1.             Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	03/31/2018	12/31/2017
2018	716,458	858,508
2019	958,795	928,226
2020	911,661	888,944
2021	775,949	746,595
2022	620,374	630,477
2023	527,697	520,152
Thereafter	776,782	731,812
Total minimum lease payments	5,287,716	5,304,714

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.2.             Sale-leaseback transactions

In the quarter ended March 31, 2018, the Company recorded a net gain of R$81,927 arising from two aircraft sale-leaseback transactions. This gain will not be offset by future payments from the lease agreement and the R$713 surplus amount of the sale price in relation to the aircraft fair value will be deferred throughout the term of the agreement. The deferred gain came to R$10 in the quarter ended March 31, 2018.

Additionally, the Company has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$1,930 (R$2,887 as of December 31, 2017).

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28. Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of March 31, 2018 and December 31, 2017 is as follows:

	Measured at fair value through profit or loss		Amortized cost (c)
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets
Cash and cash equivalents (a)	302,702	434,295	229,744	592,567
Short-term investments (a)	1,270,607	955,589	-	-
Restricted cash	293,272	268,047	-	-
Derivatives assets	26,074	40,647	-	-
Trade receivables	-	-	1,011,877	936,478
Deposits (b)	-	-	640,076	655,244
Other assets	-	-	130,744	123,721

Liabilities
Debt	-	-	7,016,612	7,105,667
Suppliers	-	-	1,327,171	1,471,150
Suppliers - Forfaiting	-	-	434,502	78,416
Derivatives liabilities	15,224	34,457	-	-
Operating leases	-	-	158,986	139,110

(a)     The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 17. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the quarter ended March 31, 2018, there was no change on the classification between categories of the financial instruments.

As of March 31, 2018 and December 31, 2017, the Company did not have financial assets measured at fair value through profit or loss under “Other comprehensive income”.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	6,190
Fair value variations
Net gains recognized in profit or loss (a)	(1,984)	-	(1,984)
Gains recognized in other comprehensive income (loss)	14,946	3,784	18,730
Settlements (payments received) during the period	(27,535)	15,449	(12,086)
Derivative assets (liabilities) as of March 31, 2018 (*)	26,074	(15,224)	10,850

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	(79,316)
Fair value adjustments during the period	15,504	3,784	19,288
Time value of options	(558)	-	(558)
Net reversal to profit or loss (b)	(21,271)	3,201	(18,070)
Balances as of March 31, 2018	29,180	(107,836)	(78,656)

Effects on profit or loss (a-b)	19,287	(3,201)	16,086

Recognized in operating income	-	(2,715)	(2,715)
Recognized in financial income	19,287	(486)	18,801

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of March 31, 2018, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

28.1.    Market risks

a)    Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, the Company held the purchase option attached to WTI, as of March 31, 2018. In the quarter ended March 31, 2018, the Company recognized total gains of R$62,235 related to derivatives operations in the statement of income.

The Company uses different instruments to hedge its exposure to fuel prices, which are chosen based on factors such as market liquidity, market value of the items, availability and margin deposit. The main hedging instruments are futures, swaps and options.

The Company’s Fuel Risk Management strategy is based on statistical models. Through the models developed, the Company is able to (i) measure the economic relationship between the hedging instrument and the hedged item, in order to assess whether the ratio between the jet fuel price and the international fuel price is behaving as expected; and (ii) properly define the hedge ratio in order to determine the appropriate volume to be contracted to hedge the fuel volume to be consumed in a given period.

The Company’s models take into consideration possible ineffectiveness factors that may impact its Risk Management strategies, such as a change in the way suppliers calculate jet fuel prices and a mismatch between the term of the hedging instrument and the hedged item.

In the quarter ended March 31, 2018 and 2017, the Company held derivatives operations designated as “hedge accounting”.

b)    Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed.

The Company’s foreign currency exposure is summarized below:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets
Cash, equivalents, short-term investments and restricted cash	78,151	834,873	751,608	1,215,716
Trade receivables	-	-	76,123	126,140
Deposits	-	-	640,076	655,244
Derivatives	-	-	26,074	40,647
Total assets	78,151	834,873	1,493,881	2,037,747

Liabilities
Short and long-term debt	4,022,566	4,034,975	4,665,480	4,593,169
Finance lease	-	-	1,336,909	1,476,151
Foreign currency suppliers	12,134	1,548	900,951	644,775
Derivatives	-	-	15,224	34,457
Operating leases	-	-	158,986	139,110
Total liabilities	4,034,700	4,036,523	7,077,550	6,887,662

Exchange exposure	3,956,549	3,201,650	5,583,669	4,849,915

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	5,287,716	5,304,714
Future commitments resulting from firm aircraft orders	45,305,747	45,090,382	45,305,747	45,090,382
Total	45,305,747	45,090,382	50,593,463	50,395,096

Total foreign currency exposure - R$	49,262,296	48,292,032	56,177,132	55,245,011
Total foreign currency exposure - US$	14,821,077	14,598,559	16,901,478	16,700,427
Exchange rate (R$/US$)	3.3238	3.3080	3.3238	3.3080

The Company is mainly indexed to the U.S. dollar.

c)     Interest rate risk

The Company’s strategy to manage interest rate risk combines fixed and floating interest rates to determine whether it is necessary to increase or reduce its exposure to interest rates. The Company manages its exposure by determining the basis point value (“BPV”) of each agreement and uses volumes equivalent to the amount of BPVs necessary to achieve the goals proposed in the Risk Management for contracting derivatives.

Through statistical models, the Company measures the economic relationship between the hedging instrument and the hedged item, taking into consideration possible ineffectiveness factors, such as a mismatch between the term of the hedging instrument and the hedged item.

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the quarter ended March 31, 2018, the Company recognized a total loss with interest hedging transactions in the amount of R$3,201 (loss of R$14,640 in the period ended March 31, 2017).

As of March 31, 2018 and December 31, 2017, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

28.2.    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. The Company uses a provision matrix to calculate the provision for expected loss during the asset lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on maturity dates. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

28.3.    Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on March 31, 2018 and December 31, 2017 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	633,139	555,680	3,155,787	2,672,006	7,016,612
Suppliers	1,076,153	57,306	193,712	-	1,327,171
Suppliers - Forfaiting	217,201	217,301	-	-	434,502
Derivatives liabilities	15,224	-	-	-	15,224
Operating leases	158,986	-	-	-	158,986
As of March 31, 2018	2,100,703	830,287	3,349,499	2,672,006	8,952,495

Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

28.4.    Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of March 31, 2018 and December 31, 2017:

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	03/31/2018	12/31/2017
		(Restated)
Total short and long-term debt	7,016,612	7,105,667
(-) Cash and cash equivalents	(532,446)	(1,026,862)
(-) Short-term investments	(1,270,607)	(955,589)
(-) Restricted cash	(293,272)	(268,047)
A - Net debt	4,920,287	4,855,169
B – Total deficit	(2,859,373)	(3,088,521)
C = (B + A) - Total capital and net debt	2,060,914	1,766,648

28.5.    Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on March 31, 2018 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

a)    Foreign currency risk

As of March 31, 2018, the Company adopted the closing exchange rate of R$3.3238/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of March 31, 2018:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3238/US$1.00)	3.3238	(3,956,549)
Dollar depreciation (-50%)	1.6619	1,978,275
Dollar depreciation (-25%)	2.4929	989,137
Dollar appreciation (+25%)	4.1548	(989,137)
Dollar appreciation (+50%)	4.9857	(1,978,275)

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

a)    Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

	2Q18	3Q18	4Q18	1Q19	Total 12M
Percentage of fuel exposure hedged	8%	6%	5%	0%	4%
Amount in barrels (thousand barrels)	240	220	165	-	625
Future rate agreed per barrel (US$)	51.35	51.46	51.53	51.45	51.44
Total in Brazilian reais	40,963	37,632	28,260	-	106,854

b)    Foreign currency risk

As of March 31, 2018, the Company adopted the closing exchange rate of R$3.3238/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of March 31, 2018:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3238/US$1.00)	3.3238	(5,583,669)
Dollar depreciation (-50%)	1.6619	2,791,834
Dollar depreciation (-25%)	2.4929	1,395,917
Dollar appreciation (+25%)	4.1548	(1,395,917)
Dollar appreciation (+50%)	4.9857	(2,791,834)

c)     Interest rate risk

As of March 31, 2018, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of March 31, 2018 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.39%	2.31%	2.31%
Exposure amount (probable scenario) (b)	903,799	(297,759)	(15,224)
Possible adverse scenario (+25%)	67,108	(8,598)	(440)
Remote adverse scenario (+50%)	80,530	(10,317)	(528)

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b)    Balances recorded on March 31, 2018.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2018 and December 2017:

		03/31/2018		12/31/2017
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	302,702	302,702	434,295	434,295
Short-term investments	Level 1	40,599	40,599	32,701	32,701
Short-term investments	Level 2	1,230,008	1,230,008	922,888	922,888
Restricted cash	Level 2	293,272	293,272	268,047	268,047
Derivatives assets	Level 2	26,074	26,074	40,647	40,647
Derivatives liabilities	Level 2	(15,224)	(15,224)	(34,457)	(34,457)

29. Liabilities from financing activities

The changes in the Company’s liabilities from financing activities in the quarters ended March 31, 2018 and 2017 are as follows:

Parent Company

03/31/2018
				Non-cash changes
	Opening balance	Cash flow	Payment of interest	Exchange variation, net	Provision for interest	Other	Closing balance
Short and long-term debt	4,034,975	(53,909)	(58,419)	19,477	80,442	-	4,022,566
Related companies	135,010	6,000	-	104	2,177	216	143,507
Capital stock	3,082,802	1,500	-	-	-	-	3,084,302
Share issuance costs	-	5,799	-	-	-	-	5,799

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

03/31/2018
					Non-cash changes
	Opening balance	Cash flow	Income for the period	Payment of interest	Exchange variation, net	Provision for interest	Other	Closing balance
Short and long-term debt	7,105,667	(111,707)	-	(120,003)	26,021	115,500	1,134	7,016,612
Non-controlling interests from Smiles	412,013	875	73,366	-	-	-	(6,331)	479,923
Capital stock	3,082,802	1,500	-	-	-	-	-	3,084,302
Share issuance costs	-	5,799	-	-	-	-	-	5,799

03/31/2017
					Non-cash changes
	Opening balance	Cash flow	Income for the period	Payments of interest	Exchange variation, net	Provision for interest	Other	Closing balance
Short and long-term debt	6,379,220	(44,409)	-	(205,345)	(152,105)	133,120	(19,775)	6,090,706
Non-controlling interests from Smiles	293,247	(185,779)	72,306	-	-	-	2,057	181,831

30. Insurance

As of March 31, 2018, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	12,863,106	3,870,000
Civil liability per event/aircraft (*)	2,492,850	750,000
Inventories (local) (*)	997,140	300,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,471	-
D&O liability insurance	50,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	15,684	-

(*)  Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

Notes to the interim financial information March 31, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31. Subsequent events

•         On April 10, 2018, the Board of Directors’ Meeting approved the creation of a Company share buyback program in order to comply with the obligations of the restricted share plan. Through transactions at B3, the Company repurchased 740,000 preferred shares, representing 0.2776% of the preferred shares issued and 0.2124% of the Company’s total capital stock, considering the 35:1 ratio of rights to dividends of holders of common shares in relation to holders of preferred shares. As a result, the Company now has 1,018,612 preferred shares in treasury, representing 0.3821% of the total preferred shares issued and 0.2924% of the total capital stock. The Company concluded the share buyback program on April 19, 2018.

•         On April 30, 2018, the payment of minimum mandatory and additional dividends proposed by Smiles Fidelidade’s Board of Directors was approved in the amount of R$438,593 to be paid on May 17, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.